Mail Stop 4561

June 5, 2006

A.A. McLean III
Executive Vice President and Chief Financial Officer
World Acceptance Corporation
108 Frederick Street
Greenville, South Carolina 29607

> **RE: World Acceptance Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2005**
> **Form 10-Q for the Quarterly Period Ended September 30, 2005**
> **File No. 0-19599**

Dear Mr. McLean,

We have reviewed your letter filed on April 18, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005
Note (1) Summary of Significant Accounting Policies
Loans and Interest Income, page 27

1.   We note your response to comments 5 and 6 from our letter dated February 15, 2006 and comment 1 from our letter dated March 22, 2006.

      a) Please tell us the other regulatory methods you use to calculate interest revenue on your loans.

      b) Please revise your proposed disclosure to state that the results of the combination of your methods do not differ materially from those obtained by using the interest method.

<u>Intangible Assets, page 28</u>

2.   We note your response to comment 2 from our letter dated March 22, 2006, as well as the two valuation reports provided as part of your response. We have the following comments specifically related to the valuation methodology used in the April 2002 valuation report.

      a) Please tell us why you did not obtain a final valuation report from KPMG Consulting for this valuation of certain intangible assets of a Ten Branch Kentucky Lender. Please tell us whether you are aware of any items which were subject to change. In this regard, we note there appears to be a discrepancy regarding the useful life that was determined in this report since we note that page 16 of the report indicates that the useful life of the customer intangible was six years, but page 17 indicates that a nine year useful life was assigned. Finally, please tell us whether you relied on the amounts determined in this report for purposes of recording this acquisition in your financial statements. If so, please tell us how you factored in the deferred tax impacts of the acquisition. In this regard, we note the "Valuation Conclusion" section of the report (page 17) indicates a valuation conclusion for goodwill of $471,518. It appears KPMG Consulting was opining on the goodwill balance, which would imply the valuation firm determined the deferred tax impacts of the acquisition. Please advise how the deferred tax effects were properly considered in the valuation.

      b) Exhibit B 1.1 of this report shows the calculation of the value of the customer intangible using the income approach. It appears the methodology used to value the customer intangible may have the effect of double counting some of the cash flows related to the loan runoff since the model assumes cash flows begin in the first year for the valuation of the customer relationships. It would appear that these cash flows would already be factored into the valuation of the loans. Please advise as to whether you think some of the cash flows may have been double counted using your current methodology. In responding to this comment, please tell us the average life of the loans acquired as part of this acquisition and your estimate of the impact on the valuation of the customer intangible.

c) We note that you indicated in a teleconference with the staff on May 31, 2006 that you may acquire 20-30 small-loan consumer finance companies a year. Please tell us whether you used a similar methodology as noted in b) above in valuing your customer intangibles. If so, please tell us how you quantified the impact of any improper double counting of cash flows in your valuation of the customer intangible for these acquisitions.

d) We note you indicated on the May 31, 2006 teleconference that the businesses acquired over the years may also have other ancillary product lines similar to yours, including tax preparation or data processing services. You also indicated that in valuing your customer intangible you did not take into consideration any of these other services that were already being provided to these customers, or that may be provided to these customers after the acquisition as you try to cross market these products that you currently offer to these acquired customers. You indicated that it was unlikely that you would cross sell data processing services to these customers since these services are typically provided to corporate customers. However, tell us how you took into consideration the tax preparation services that were historically provided to these customers by the acquired business. In this regard, it would appear that future cash flows related to these customers that are expected to continue to recur should have been factored into the value of the customer relationship. Additionally, it appears that cash flows expected to be generated from the acquired loan customers that are not currently obtaining tax preparation services from the company, but are expected to in the future due to cross marketing to these customers, should be considered. In this regard, we note that the number of tax returns processed by the company has grown significantly over the past few years and it appears at least part of this growth may be due to cross selling to existing loan customers acquired as part of your many acquisitions. If you do not believe the impact would be material, please provide an analysis as to how you reached that conclusion. Please also provide any statistics you may have regarding the percentage of loan customers that are also customers of your tax preparation services and statistics regarding attrition for your tax preparation customers.

e) Please tell us why you are not factoring in a risk capital charge in the valuation of the customer intangible.

f) Please provide the weighted average cost of capital (WACC) reconciliation for this valuation. Additionally, please provide an industry WACC comparison.

3. Please respond to the following comments regarding the methodology used to develop the attrition rates which are used in both determining the value of the

customer intangible (through the income approach) and in determining an appropriate useful life for the customer intangible.

a) We note disclosure on page 3 of your March 31, 2005 Form 10-K which indicates that "since 1997, the Company has expanded its product line to include larger balance, lower risk, and lower yielding individual consumer loans." This disclosure also indicates that you have purchased numerous larger loan offices and made several bulk purchases of larger loans receivable. In light of the appearance of a different class of customer that would appear to have significantly different characteristics from your smaller loan class of customer, please tell us why you don't believe you should value these customers separately. In this regard, it would appear the renewal or repeat loan rates would be different since these customers would likely have the ability to obtain loans from other lenders. Additionally, it appears the reasons these customers obtain loans from you may be different from the reasons your smaller loan customers obtain loans from you, resulting in different renewal or new loans ratios. It would appear these different rates could materially impact both the value determined for the customer relationship under the income method (since attrition rates would be different, as well as cash flows since you are not charging the maximum interest rate permitted for these loans). Additionally, it would appear the amortization period for the two classes of customers may be different. Please tell us how you considered whether it was appropriate to separately value the different classes of customers. Your response should also provide any relevant statistics you may have, for example, attrition rates for each class.

b) Please tell us how you took into consideration the different lending policies that may have been in place at the acquired business before it was acquired by you. It would appear that different lending practices could impact the attrition rates, for example, if one of the companies had more strict lending policies.

c) Please tell us how you took into consideration the different geographic areas of the customers in the acquired businesses. In this regard, it appears likely that different geographic areas could have significantly different attrition rates depending on the local economy, state regulations and competition.

4. Please respond to the following questions pertaining to the April 12, 2006 Navigant report regarding the support for lifing analysis of the customer relationship intangibles. This report indicates that the methods used support the concluded long term attrition rate of 10% and resulting remaining useful life of ten years.

a) We note this report considered four different scenarios in arriving at the 10% attrition rate, with large differences (7.1% - 18% range) depending on the methodology used. Please tell us whether you tried to reconcile the results between the four different scenarios. Additionally, in light of the large differences between the four scenarios, please tell us why you felt it was appropriate to take an average of the four scenarios in arriving at the 10% annual attrition rate.

b) Please tell us why you calculated the attrition rates in each of the four scenarios based on revenue or loan balances (scenario 4), as opposed to number of customers. It is unclear how using revenue or loan balances permits an appropriate attrition calculation. For example, it would appear the scenario using loan balances to calculate attrition would only work if the loan balances were the same for each customer. It would appear that you should simply consider the number of customers existing at the beginning of the period, as compared to the same set of customers existing at the end of each period. Please advise.

c) Please tell us why you believe it is appropriate to only calculate attrition based on five year and ten year periods. In this regard, based on information provided in Exhibit II of the report, it would appear that you have a much larger attrition percentage in the first year (ranging from 22% to 42%) and it is unclear how that attrition percentage changes over the next several years. It would appear that this information suggests an amortization period other than straight line should be used to amortize the customer intangibles. Please advise.

d) Please tell us whether you have data to calculate annual attrition rates, by class of customer ("larger loan" customers, "smaller loan" customers, and tax preparation customers), and geographic area.

5. As discussed on our teleconference on May 31, 2006, the company has a history of acquiring a large number of small lenders each year. We understand the company does not obtain a separate valuation report in connection with each of these acquisitions. Please tell us the methodologies used to allocate the purchase price to the assets and liabilities acquired in connection with these acquisitions, with a particular emphasis on valuing the intangible assets acquired.

6. Please tell us the methodology used to test your customer intangible assets for impairment under SFAS 144 and the last time you were required to do so. Your response should also include a discussion of the asset group level used to test these assets for impairment.

Form 10-Q for the Quarterly Period Ended September 30, 2005

7.   We note your response to comment 5 from our letter dated March 22, 2006. Please revise your SOP 03-3 disclosure as follows:

    a) disclose that you consider a loan to have a deterioration in credit quality since origination when it is more than 60 days past due; and

    b) disclose that loans acquired that are more than 60 days past due are included in the scope of SOP 03-3 and that subsequent refinances or restructures of these loan will not be accounted for as a new loan.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide us with your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant